UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)

I.I.S. Intelligent Information Systems Limited

(Name of Issuer)

Ordinary Shares, par value NIS .003 per share

(Title of Class of Securities)

449633205

(CUSIP Number)

Robi Hartman
c/o I.I.S. Intelligent Information Systems Limited
33 Jabotinsky Street
Ramat Gan, Israel
+972-3-7516449

David M. Warburg, Esq.
Thelen Reid Brown Raysman & Steiner LLP
900 Third Avenue
New York, New York  10022
(212) 895-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

As of  January 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robi Hartman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,363,676**

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,363,676**

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,363,676**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) IN

** Includes:  1,177,190 Ordinary Shares purchased in open-market transactions during the period from July 1, 2004 to December 31, 2006, 1,258,225 Ordinary Shares purchased in a privately negotiated transaction in December 2006, and 356,550 options to purchase Ordinary Shares that are currently exercisable.

The statement on Schedule 13G filed as of June 22, 2004, relating to the Ordinary Shares, $.003 par value (the “Ordinary Shares”), of I.I.S. Intelligent Information Systems Limited, an Israel corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No. 14 on Schedule 13D (this “Amendment”).

ITEM 1.  SECURITY AND ISSUER

The title of the equity securities to which this Amendment relates is Ordinary Shares.  The principal executive office of the Issuer is located at 33 Jabotinsky Street, Ramat Gan, Israel.

ITEM 2. IDENTITY AND BACKGROUND

(a)           This Amendment is filed by Robi Hartman (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 33 Jabotinsky Street, Ramat Gan, Israel.

(c)           The present principal occupation or employment of the Reporting Person is Chairman of the Board and Chief Executive Officer of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person made the following purchases of Ordinary Shares between July 1, 2004 and December 27, 2006:

Purchase Date	Number of Shares	Price Per Share	Aggregate Purchase Price
07/01/2004	25,000	$0.23	$5,750.00
08/31/2004	80,532	$0.14	$11,274.48
10/07/2004	35,549	$0.10	$3,554.90
01/03/2005	160,558	$0.10	$16,055.80
01/10/2006	164,941	$0.10	$16,494.10
10/26/2006	20,000	$0.32	$6,400.00
11/01/2006	100,000	$0.32	$32,000.00
11/02/2006	300,000	$0.32	$96,000.00
11/09/2006	13,910	$0.32	$4,451.20

12/01/2006	150,000	$0.32	$48,000.00
12/04/2006	50,000	$0.32	$16,000.00
12/12/2006	30,500	$0.32	$9,760.00
12/20/2006	34,000	$0.32	$10,880.00
12/21/2006	12,200	$0.32	$3,904.00
12/27/2006	1,258,225	$0.40	$503,290.00
TOTAL	2,435,415		$783,814.48

1,177,190 Ordinary Shares were purchased in open-market transactions made through a broker-dealer, and 1,258,225 Ordinary Shares were purchased in a privately negotiated transaction.  The source of the funds used in making such purchases was the Reporting Person’s personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

The Ordinary Shares owned by the Reporting Person were acquired for investment purposes. The Reporting Person may make additional investments in the Company through additional open-market or privately negotiated purchases.

Except as set forth in this Amendment, the Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person’s beneficial ownership is as follows:

(a)  Amount beneficially owned: 4,363,676 **
Percent of class:  36.5%

(b)  Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote -  4,363,676 **

(ii)  Shared power to vote or to direct the vote - 0

(iii) Sole power to dispose or to direct the disposition of - 4,363,676**

(iv) Shared power to dispose or to direct the disposition of - 0

(c)  The information with respect to the acquisitions by Reporting Person, as set forth in Item 3, is hereby incorporated by reference.

(d)  Not applicable.

(e)  Not applicable.

** Includes:  1,177,190 Ordinary Shares purchased in open-market transactions during the period from July 1, 2004 to December 31, 2006, 1,258,225 Ordinary Shares purchased in a privately negotiated transaction, and 356,550 options to purchase Ordinary Shares that are currently exercisable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

1,258,225 Ordinary Shares were purchased, as described in Item 3, in a privately-negotiated purchase transaction, subject to certain terms and conditions as follows:

(a)  The purchase price payable $0.40 per share.  Except for a down payment of $10,000, payment is not due the seller until the shares are resold by the Reporting Person.

(b)  The purchase price payable by the Reporting Person will be adjusted upward if the closing price of the Ordinary Shares on December 31, 2007 is  higher than $0.40 per share.  To the extent the closing price is higher than $0.40 per share, the seller will receive 90% of the increase, up to a maximum purchase price of $0.80 per share.  The seller will receive any dividends that the Company pays with respect to the Ordinary Shares until the time of final payment of the shares.

(c)  The shares are pledged in favor of the seller until the final payment of purchase price is made.  The Reporting  Person retains all voting rights with respect to the shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:         January 4, 2007

/s/ Robi Hartman
Robi Hartman